Exhibit 4.20

CTRIP.COM INTERNATIONAL, LTD.

DIRECTOR AGREEMENT

This Agreement is made and entered into as of             , 200  , by and between Ctrip.com International, Ltd., a Cayman Islands company (“Ctrip”), and             , an individual (“Director”).

I.	SERVICES

1.1 Board of Directors. For the term of this Agreement, Director shall serve as a member of Ctrip’s Board of Directors (the “Board”). The Board shall consist of the Director and such other members as nominated and elected pursuant to the then-current Articles of Incorporation of Ctrip (the “Articles”).

1.2 Director Services. Director’s services to Ctrip hereunder shall include service on the Board to manage the business of the Company in accordance with applicable law and the Articles, and such other services mutually agreed to by Director and Ctrip (the “Director Services”).

II.	COMPENSATION

2.1 Expense Reimbursement. Ctrip shall reimburse Director for all reasonable travel and other out-of-pocket expenses incurred in connection with the Director Services rendered by Director.

2.2 Fees to Director. Ctrip agrees to pay Director US$             per year for the Director Services. In addition, if Director is appointed by the Board to serve on a committee or committees of the Board, Ctrip agrees to pay an additional US$             per year for each committee that Director serves. In the event Director ceases to serve on the Board or a committee thereof for any reason, Director shall be entitled to the pro rata portion of the annual fee for the number of months he has served on the Board and/or the committee in an given year.

2.3 Share Option. Subject to approval by the Board, Ctrip will grant to Director, pursuant to Ctrip’s 2003 Stock Option Plan (the “Plan”) an option to purchase              shares of Ordinary Shares of Ctrip at an exercise price equal to the fair market value of Ctrip’s Ordinary Shares on the date of the grant (the “Option”). The Option shall vest pursuant to the terms of the stock option agreement between Ctrip and Director (the “Option Agreement”), whereby 1/3 of the shares shall vest one year after the date of the grant and for each additional year thereafter, with such vesting subject to Director’s continuous service as a member of the Board. The Option shall in all respects be subject to the terms and conditions of the Plan and the Option Agreement.

III.	DUTIES OF DIRECTOR

3.1 Fiduciary Duties. In fulfilling his managerial responsibilities, Director shall be charged with a fiduciary duty to Ctrip and all of its shareholders. Director shall be attentive and inform himself of all material facts regarding a decision before taking action. In addition, Director’s actions shall be motivated solely by the best interests of Ctrip and its shareholders.

3.2 Confidentiality.

3.2.1 Confidential Information. During the term of this Agreement, and for a period of one (1) year after the Expiration Date, or, if the Agreement is terminated pursuant to Section 5.2, for a period of one (1) year following the Termination Date, Director shall maintain in strict confidence all information he has obtained or shall obtain from Ctrip which Ctrip has designated as “confidential” or which is, by its nature confidential, relating to the Ctrip’s business, operations, properties, assets, services, condition (financial or otherwise), liabilities, employee relations, customers (including customer usage statistics), suppliers, prospects, technology, or trade secrets, except to the extent such information (i) is in the public domain through no act or omission of Ctrip, (ii) is required to be disclosed by law or a valid order by a court or other governmental body, or (iii) is independently learned by Director outside of this relationship (“Confidential Information”).

3.3 Nondisclosure and Nonuse Obligations. Director will use the Confidential Information solely to perform the Director Services for the benefit of Ctrip. Director will treat all Confidential Information of Ctrip with the same degree of care as Director accords to Director’s own Confidential Information, and Director will use its best efforts to protect the Confidential Information. Director will not use the Confidential Information for his own benefit or the benefit of any other person or entity, except as may be specifically permitted in this Agreement. Director will immediately give notice to Ctrip of any unauthorized use or disclosure by or through him, or of which he becomes aware, of the Confidential Information. Director agrees to assist Ctrip in remedying any such unauthorized use or disclosure of the Confidential Information.

3.4 Return of Ctrip Property. All materials furnished to Director by Ctrip, whether delivered to Director by Ctrip or made by Director in the performance of Director Services under this Agreement (“Ctrip Property”) are the sole and exclusive property of Ctrip. Director agrees to promptly deliver the original and any copies of Ctrip Property to Ctrip at any time upon Ctrip’s request. Upon termination of this Agreement by either party for any reason, Director agrees to promptly deliver to Ctrip or destroy, at Ctrip’s option, the original and any copies of Ctrip Property. Director agrees to certify in writing that Director has so returned or destroyed all such Ctrip Property.

IV.	NEGATIVE COVENANTS OF DIRECTOR

4.1 No Conflict of Interest. During the term of this Agreement, and for a period of one (1) year after the Expiration Date, or, if the Agreement is terminated pursuant to Section 5.2, for a period of one (1) year following the Termination Date, Director shall not be employed by, own, manage, control or participate in the ownership, management, operation or control of any business entity that is competitive with Ctrip or otherwise undertake any obligation inconsistent with the terms hereof, provided that Director may continue Director’s current affiliation or other current relationships with the entity or entities described on Exhibit A (all of which entities are referred to collectively as “Current Affiliations”). This Agreement is subject to the current terms and agreements governing Director’s relationship with Current Affiliations, and nothing in this Agreement is intended to be or will be construed to inhibit or limit any of Director’s obligations to Current Affiliations. Director represents that nothing in this Agreement conflicts with Director’s obligations to Current Affiliations. A business entity shall be deemed to be “competitive with Ctrip” for purpose of this Article IV only if and to the extent it engages in the business substantially similar to Ctrip’s travel consolidation business.

4.2 Noninterference with Business. During the term of this Agreement, and for a period of one (1) year after the Expiration Date, or, if the Agreement is terminated pursuant to Section 5.2, for a period of one (1) year following the Termination Date, Director agrees not to interfere with the business of Ctrip in any manner. By way of example and not of limitation, Director agrees not to solicit or induce any employee, independent contractor, customer or supplier of Ctrip to terminate or breach his or her employment, contractual or other relationship with Ctrip.

V.	TERM AND TERMINATION

5.1 Term. This Agreement is effective as of the date first written above and will continue until the date on which Director ceases to be a member of the Board for any reason (the “Expiration Date”), or until terminated in accordance with this Section 5.2.

5.2 Termination. Either party may terminate this Agreement at any time upon thirty (30) days prior written notice to the other party, or such shorter period as the parties may agree upon (the “Termination Date”).

5.3 Survival. The rights and obligations contained in Articles III and IV will survive any termination or expiration of this Agreement.

VI.	MISCELLANEOUS

6.1 Assignment. Except as expressly permitted by this Agreement, neither party shall assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

6.2 No Waiver. The failure of any party to insist upon the strict observance and performance of the terms of this Agreement shall not be deemed a waiver of other obligations hereunder, nor shall it be considered a future or continuing waiver of the same terms.

6.3 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addresses set forth above or such other address as either party may specify in writing.

6.4 Governing Law. This Agreement shall be governed in all respects by the laws of the United States of America and by the laws of the State of New York, without regard to conflicts of law principles thereof.

6.5 Severability. Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

6.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The terms of this Agreement will govern all Director Services undertaken by Director for Ctrip.

6.7 Amendments. This Agreement may only be amended, modified or changed by an agreement signed by Ctrip and Director. The terms contained herein may not be altered, supplemented or interpreted by any course of dealing or practices.

6.8 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Company:	CTRIP.COM INTERNATIONAL, LTD.

By:

Name:
Title:

Director:

EXHIBIT A

Director’s Current Affiliations

A - 1